ATAI Life Sciences B.V.

c/o Mindspace

Krausenstraße 9-10

10117 Berlin, Germany

June 15, 2021

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:      Gary Newberry

Kevin Vaughn

Jason Drory

Suzanne Hayes

Re:	ATAI Life Sciences B.V.

Registration Statement on Form S-1 (File No. 333-255383)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-255383) (the “Registration Statement”) of ATAI Life Sciences B.V. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on June 17, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Nathan Ajiashvili at (212) 906-2916.

Thank you for your assistance in this matter.

[signature page follows]

Very truly yours,

ATAI Life Sciences B.V.

By:	/s/ Florian Brand
Name: Florian Brand
Title: Chief Executive Officer

cc:	(via email)

Florian Brand, ATAI Life Sciences B.V.

Greg Weaver, ATAI Life Sciences B.V.

Ian D. Schuman, Latham & Watkins LLP

Oliver Seiler, Latham & Watkins LLP

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

Roshni Banker Cariello, Davis Polk & Wardwell LLP